UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended July 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

____________

Commission file number 333-136061

____________

A. (Full title of the Plan)

Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan) The Dress Barn, Inc. (Address of principal executive office) 30 Dunnigan Drive Suffern, NY 10901

DRESS BARN INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits as of July 31, 2005 and 2004	2

Statement of Changes in Assets Available for Benefits for the
Year Ended July 31, 2005	3

Notes to Financial Statements as of July 31, 2005 and 2004 and for the
Year Ended July 31, 2005	4-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of July 31, 2005	9

SIGNATURE	10

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	11

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of
Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan (the “Plan”) as of July 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended July 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of July 31, 2005 and 2004, and the changes in assets available for benefits for the year ended July 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of July 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
June 30, 2006

DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant directed investments--at fair value
Money market funds	$—	$47,822
Mutual funds	56,643,674	21,705,872
Common collective trust	6,969,946	3,172,070
The Dress Barn, Inc. common stock	5,039,694	1,620,295
Participant loans	2,644,403	850,055

Total investments	71,297,717	27,396,114

Receivables:
Employer contributions	445,753	197,978
Participant contributions	490,773	231,845
Receivables for securities sold	64,469	—

Total receivables	1,000,995	429,823

ASSETS AVAILABLE FOR BENEFITS	$72,298,712	$27,825,937

See notes to financial statements.

THE DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JULY 31, 2005

Contributions:
Participant contributions	$4,219,019
Employer contributions	1,247,579
Participant rollovers	105,342

Total contributions	5,571,940

Investment income:
Net appreciation in fair value of investments	5,126,507
Dividend income	908,675
Interest	359,872

Net investment income	6,395,054

Total additions	11,966,994

DEDUCTIONS:
Benefits paid to participants	2,199,368
Administrative expenses	24,697

Total deductions	2,224,065

INCREASE IN ASSETS	9,742,929

Transfers to the Plan from Maurices, Inc. (Note 1)	34,729,846
44,472,775
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,825,937

End of year	$72,298,712

See notes to financial statements.

DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2005 AND 2004, AND FOR THE YEAR ENDED JULY 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Dress Barn, Inc. and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. In conjunction with the establishment of the Plan, Riggs Bank N.A. was appointed trustee and USI Consulting Group was named as the recordkeeper of the Plan. Riggs Bank was subsequently purchased by PNC Bank N.A. (“PNC”), which became the Plan trustee beginning May 13, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2005, The Dress Barn, Inc. acquired Maurices, Inc. (“Maurices”). Effective February 1, 2005, the Maurices employees were offered the opportunity to participate in the Plan and to transfer their account balances from the plan sponsored by their former parent, ARG Corp., into this Plan. During the year ended July 31, 2005, participant account balances in the amount of approximately $34.7 million were transferred into the Plan. Additional transfers into the Plan after the Plan year-end amounted to $216,707.

Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), effective March 28, 2005, plans that provide for “cash-outs” of benefits upon termination of employment must automatically rollover a participant’s account to an Individual Retirement Account (“IRA”) in the absence of a benefit election made by the participant if the value of the account is between $1,000 and $5,000. Effective as of March 28, 2005, the Plan was amended to require the automatic rollover of such accounts to an IRA.

Contributions—Each year, participants may elect to contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. As of February 1, 2005, the Company’s discretionary matching contribution was 5% of the participant’s quarterly compensation, prior to February 1, 2005 the discretionary matching contribution was 6%. During the year ended July 31, 2005, the Company’s matching contributions totaled $1,247,579. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the year ended July 31, 2005. Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants’ allocation. The Plan currently offers seventeen mutual funds (two mutual funds were dropped as investment options during the plan year), a common collective trust, and The Dress Barn, Inc. common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $500. Generally, the term of the loan may not exceed five years. However, if the term of the loan is for the purchase of a participants principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—At July 31, 2005 and 2004, forfeited non-vested accounts totaled $60,221 and $47,166, respectively. These accounts may be used to pay administrative expenses or reduce future employer contributions. During the year ended July 31, 2005, no forfeited non-vested accounts were used to pay administrative expenses or reduce employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, money market funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments excluding the common collective trust. Shares of mutual funds are valued at the underlying quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Dress Barn, Inc. common stock is recorded at quoted market price. The Gartmore Stable Value Fund is a common collective trust (“CCT”) which is an investment fund of Gartmore Trust Company. The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. In addition, the CCT invests in fixed income securities issued by banks, corporations and the U.S. Government. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, Gartmore Trust Company considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. Participant loans are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of July 31, 2005 and 2004.

During the year ended July 31, 2005, loans in the amount of $166,847 were distributed to participants in the form of deemed distributions. This amount is included in benefits paid to participants on the statement of changes in assets available for benefits for the year ended July 31, 2005.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s assets available for benefits as of July 31, 2005 and 2004 are as follows:
	2005	2004

American Bond Fund, 356,500 and 150,979 shares, respectively	$4,784,242	$2,008,022
American Investors Co of America, 249,570 and 191,824 shares, respectively	7,888,921	5,484,253
The American Balanced Fund, 401,255 and 189,551 shares, respectively	7,283,312	3,300,089
Gartmore Stable Value Fund, 368,408 and 182,481 shares, respectively	6,969,946	3,172,070
MFS New Discovery Fund Cl A, 0 and 185,439 shares, respectively	—	2,566,473
Eaton Vance Large Cap Fund, 436,857 and 281,137 shares, respectively	7,924,580	4,214,251
The Dress Barn, Inc. common stock, 206,714 and 96,734 shares, respectively	5,039,694	1,620,295
American Europacific Growth Fund, 115,285 shares at July 31, 2005	4,319,716	—
Goldman Sachs Mid Cap Value Fund, 144,263 shares at July 31, 2005	5,335,249	—
Sentinel Small Company Fund A, 757,621 shares at July 31, 2005	6,038,237	—
American Funds Growth Fund A, 165,615 shares at July 31, 2005	4,839,263	—

During the year ended July 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dress Barn, Inc. Common Stock	$1,448,932
American Bond Fund	(75,010)
American Europacific Growth Fund	299,630
American Funds Growth Fund A	471,003
American Investors Co of America	373,862
Calvert Income Fund A	(137)
Columbia Large Cap Index Fund A	131,192
Eaton Vance Floating Rate Fund A	(3,715)
Eaton Vance Income Fund of Boston	13,893
Eaton Vance Large Cap Fund	733,643
Evergreen International Bond Fund A	(20,916)
Fidelity Advisors Mid Cap Fund	407,302
Goldman Sachs Mid Cap Value Fund	566,798
Janus Advisor Growth Fund	(69,062)
MFS New Discovery Fund Cl A	60,173
Pioneer Strategic Income Fund A	3,853
Pioneer Money Market Fund	(409)
Sentinel Small Company Fund A	646,474
The American Balanced Fund	139,001

Net appreciation in fair value of investments	$5,126,507

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC is the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At July 31, 2005 and 2004, the Plan held 206,714 and 96,734 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $3,414,094 and $1,127,912, respectively. During the year ended July 31, 2005, the Plan recorded no dividend income.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENTS

Effective as of October 1, 2005, Wachovia Bank replaced PNC as trustee of the Plan. In a resolution dated June 1, 2006, the Plan Sponsor terminated Wachovia as the trustee and USI Consulting Group as recordkeeper of the Plan and appointed CitiStreet as the new recordkeeper and StateStreet Bank as the new trustee of the Plan, all to become effective as of August 1, 2006.

******

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JULY 31, 2005

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
(a)

Gartmore Stable Value Fund	Collective Common Trust		$6,969,946
* The Dress Barn, Inc.	Common Stock		5,039,694
BlackRock Funds	Mutual Fund		27,667
Pioneer Cash Reserve Fund Cl A	Mutual Fund		60,245
American Bond Fund	Mutual Fund		4,784,242
American Europacific Growth Fund	Mutual Fund		4,319,716
American Funds Growth Fund A	Mutual Fund		4,839,263
American Investors Co of America	Mutual Fund		7,888,921
Calvert Income Fund A	Mutual Fund		352,044
Nations Fund Trust	Mutual Fund		2,008,952
Eaton Vance Mutual Funds Trust	Mutual Fund		818,467
Eaton Vance Income Fund of Boston	Mutual Fund		585,076
Eaton Vance Large Cap Value Fund	Mutual Fund		7,924,580
Evergreen International Bond Fund A	Mutual Fund		557,432
Nations Fund Trust	Mutual Fund		3,237,099
Goldman Sachs Mid Cap Value Fund	Mutual Fund		5,335,249
Pioneer Strategic Income Fund A	Mutual Fund		583,172
Sentinel Small Company Fund A	Mutual Fund		6,038,237
The American Balanced Fund	Mutual Fund		7,283,312
* Various participants	Participant loans (maturing 2001-2006 at interest rates of 8.75% - 9.5%)		2,644,403

* Party-in-interest			$71,297,717
**Cost basis is not required for participant directed investments and therefore is not included.

DRESS BARN, INC. 401(k) PROFIT SHARING RETIREMENT SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan
(Name of the Plan)

By: /s/ Armand Correia
Senior Vice President, Chief Financial Officer and Member of the Plan Committee
The Dress Barn, Inc.

July 26, 2006